UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol Group Announces Its Results for the First Quarter of 20161

•	Amid the lowest Brent price of the last 12 years, in the first quarter of 2016 the Group achieved a net income attributable to shareholders of Ecopetrol of COP$363 billion.

•	Net income attributable to shareholders of Ecopetrol, increased 127% as compared to the first quarter of 2015.

•	Solid cash flow generation with an Ebitda margin of 39.5%, resulting in an Ebitda of COP$4.1 trillion for the first quarter of 2016.

•	Group’s savings amounted COP$421 billion during the first quarter of 2016. The Company continues to demonstrate its capacity to adapt under an adverse price scenario.

Bogota, May 3, 2016. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) announced today Ecopetrol Group’s financial results for the first quarter of 2016, prepared and filed in Colombian pesos (COP$) and under International Financial Reporting Standards (IFRS) applicable in Colombia.

Table 1: Summary of the Group’s Consolidated Financial Results

A	B	C	D	E
(COP$ Billion)	1Q 2016*	1Q 2015*	∆ ($)	∆ (%)
Total sales	10,485	12,301	(1,816)	(14.8)%
Operating profit	1,599	2,357	(758)	(32.2)%
Net Income Consolidated	611	356	255	71.6%
Non-controlling interest	(248)	(196)	(52)	26.5%
Net (loss) income attributable to Owners of Ecopetrol **	363	160	203	126.9%
Other comprehensive income attributable to Owners of Ecopetrol **	(416)	1,097	(1,513)	(137.9)%
EBITDA	4,137	4,782	(645)	(13.5)%
EBITDA Margin	39.5%	38.9%

*  These figures are included for illustration purposes only. Unaudited.

** According to IAS-1, “Presentation of financial statements”, paragraph 83, the company must include in the statement of comprehensive results, the results attributable to non-controlling interest (minority interest) and the results attributable to shareholders of the controlling company.

1 Some figures in this release are presented in U.S. dollars (US$) as indicated. The exhibits in the main body of this report have been rounded to one decimal. Figures expressed in billions of COP$ are equal to COP$1 thousand million. All financial information in this report is unaudited.

In the view of the President of Ecopetrol S.A., Juan Carlos Echeverry G.:

"The price environment in the first quarter of 2016 continued to defy the oil industry, which saw the value of crude reach US$28/barrel, a 12 year record low. Ecopetrol, however, managed to generate profits amid this challenging environment, focusing its efforts on reducing costs, increasing efficiency, producing profitable barrels and prioritizing cash generation.

During the first quarter of 2016 the price of Ecopetrol´s crude basket fell 43% and its refining margin fell 24% in comparison to those of the same period of 2015. The actions undertaken to operate more efficiently and with lower costs, coupled with the positive impact of the devaluation of the exchange rate over our revenues and the recording of a lower financial net loss allowed to register a growth of 127% in net profit attributable to shareholders and to improve the EBITDA margin compared to those of the first quarter of 2015. Additionally, the Company maintained its operating margins and EBITDA at approximately COP$4,000 billion compared to the same quarter.

Savings in costs and expenses contributed to the obtained results, these amounted to COP$421 billion in the first quarter of the year, against a target of COP$1,600 billion for all 2016. The efficiencies are mainly due to the optimization of purchasing and contracting plans, better procurement strategies and renegotiation of contracts.

The reduction of the lifting cost, cash cost of refining and transportation costs, reported in the first quarter of 2016, compared to the same period last year, are a result of the progress made by the company pursuant to the Transformation Plan, the devaluation of the COP/USD exchange rate and austerity and activity reduction measures implemented in all business segments. Ecopetrol is working so that the obtained efficiencies become structural even in an environment of increasing prices in order to ensure profitable operations and financial sustainability.

The adjustments in CAPEX and OPEX implemented since 2015, in line with lower oil prices and the strategic prioritization of value over volume led to programmed lower activity and lower production in the first quarter of 2016, which came to 737 thousand barrels equivalent per day, compared to 773 thousand in the first quarter of 2015. This fall also reflects the natural decline and the temporary closure of some fields caused by low profitability or judicial decisions. Once market conditions and cash availability improve, the Company expects to increase levels of investment in exploration and production and give way to investments that have been postponed in this low crude oil price environment.

In exploration, the deep water appraisal well Leon 2 in the Gulf of Mexico of the United States was completed. This one is operated by Repsol, which holds a 60% stake. The remaining 40% belongs to Ecopetrol America Inc. The Company is awaiting the results of the evaluation of the information provided by the well, located in one of the regions with the greatest potential for hydrocarbons in deep waters in the world.

Between the first quarter of 2015 and 2016 the gross margin of the refining segment decreased by US$4.5 per barrel mainly as a result of market conditions marked by lower spreads between prices of middle distillates and the price of oil.

The Cartagena refinery continued its boot and stabilization process, obtaining a regular operation of the delayed coking, catalytic cracking and diesel hydro-treaters units. As of March 31, 28 units of a total of 34 were operational. It is expected that all units in the complex will be in full operation by the second half of 2016. Additionally, loads of crude up to 140 thousand barrels of oil a day have been achieved.

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Test of high viscosity crude transportation were started in February 2016. Satisfactory results were obtained moving oil with a viscosity of 405 centistokes (cSt). This project, along with the expansion of capacity in Ocensa (P-135) will reduce the cost of dilution which is key to the production of heavy crudes, which today represent about 58% of the total production of the Group.

In December 2015 the Company imposed a significant cut on its 2016 investments compared to the levels of previous years with the approval of a budget of US$4,800 million. The need to preserve the financial sustainability of the Company with the low oil prices environment prompted a further cut in the investment plan for 2016, which now will range between US$3,000 and US$3,400 million. The expected production was adjusted to this new reality from 755 thousand barrels per day to approximately 715 thousand barrels of oil equivalent per day.

2016 is a transition year for the Ecopetrol Group during which the cycle of investments in Midstream and Downstream will conclude with some transport projects and the startup of the Cartagena refinery. From 2017 on the Company will devote a greater proportion of its investments to Upstream.

Financing needs for this year are in the US$1,500 - US$1,900 million range, without taking into account the resources that may be obtained from the Company´s divestment plan. To date, US$475 million has already been obtained through credit facilities with local and international banks.

Cash flow was also leveraged by the results of the auction of Ecopetrol´s stake in ISA held in April 2016, which allowed allotting shares in the amount of COP$377 billion.

Shareholders also contributed to the financial strengthening of the Company with the decision not to distribute dividends in 2016, which was made during the last general meeting of shareholders.

Operational excellence, focus on capital discipline, rationalization of investments and rotation of the portfolio of assets to generate cash flow have enabled Ecopetrol to successfully navigate the current price environment.

Ecopetrol continues to position itself for the future by strengthening its portfolio of exploration and production in order to seize opportunities that may be generated in the next cycle of higher crude oil prices. In this way we can ensure growth in the long term, financial sustainability and value creation for Ecopetrol."

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Ecopetrol Group Announces Its Results for

the First Quarter of 2016

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I.	Consolidated Financial Results

a.	Sales Volume

The following table summarizes sales volume for the periods indicated:

Table 2: Sales Volume

A	B	C	D
Local sales volume (mboed)	IQ 2016	IQ2015	∆ (%)
Crude Oil	15.8	20.1	(21.6)%
Natural Gas	86.8	81.4	6.6%
Gasoline	106.5	92.4	15.2%
Medium Distillates	139.7	142.0	(1.6)%
LPG and Propane	16.8	15.5	8.8%
Fuel Oil	6.9	5.2	31.5%
Industrial and Petrochemical	19.7	21.4	(8.0)%
Total Local Sales	392.2	378.0	3.7%

Export sales volume (mboed)	IQ 2016	IQ2015	∆ (%)
Crude Oil	463.5	570.4	(18.7)%
Products	131.4	72.7	80.6%
Natural Gas	1.6	16.2	(89.9)%
Total Export Sales	596.5	659.3	(9.5)%

Total Sales Volume	988.7	1,037.3	(4.7)%

a.1) Market in Colombia (39.7% of total sales in the first quarter of 2016):

Local sales in the first quarter of 2016 increased compared to the same period of last year, due to:

•	Greater demand for gasoline driven by: 1) growth of the automotive fleet, 2) suspension of the blending of ethanol in the country’s northern zone, and 3) the effect of the Venezuelan border closing of.

•	An increase in sales of natural gas for thermal power generation due primarily to the intensification of the El Niño phenomenon and the availability of natural gas resulting from the decline in exports.

•	Lower sales of crude to Equion because of the evacuation of its crude by alternate transport systems.

•	Lower sales of diesel due to lower demand in Colombia.

a.2) International market (60.3% of total sales in the first quarter of 2016):

Volume exported decreased 9.5% in the first quarter of 2016 with respect to the same period of last year, mainly explained by the net effect of:

•	Lower exports of crude due to: 1) delivery of crude to the Cartagena refinery, 2) lower production by the Ecopetrol Group and 3) lower operating availability of transport systems.

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•	Lower gas exports as a result of the expiration of the gas supply contract with Venezuela on June 30, 2015.

•	Greater exports of products due to start-up of operations of the Cartagena refinery (diesel, naphtha, jet fuel and fuel oil).

Export Markets:

Table 3: Export Markets

A	B	C	D	E	F
Export Destinations - Crudes (mbod)			Export Destinations - Products (mboed)
Destination	1Q 2016	1Q 2015	Destination	1Q 2016	1Q 2015
Asia	77.9	153.7	Asia	8.4	14.8
U.S. Gulf Coast	202.1	151.2	U.S. Gulf Coast	27.0	18.1
U.S. West Coast	55.2	51.5	U.S. West Coast	19.8	12.1
U.S. East Coast	16.4	5.5	U.S. East Coast	21.3	0.1
Europe	59.9	87.2	Europe	0.4	4.9
Central America / Caribbean	29.1	107.2	Central America / Caribbean	34.9	16.6
South America	11.9	8.5	South America	5.8	6.1
Other	11.0	5.6	Other	13.8	0.0
Total	463.5	570.4	Total	131.4	72.7

•	Crude: Seeking to obtain higher sales margins for Ecopetrol crudes, an increase of sales in the United States market was achieved due to the signing of contracts with East Coast refineries, taking advantage of greater competitiveness of imported as opposed to domestic crudes (closing of WTI – Brent differential) as a result of the announcement of the release of exports and lower production in the United States.

Sales to the Asian market fell because of the increase in supply from Iraq and Iran, which have focused their strategy on recovering their market share in Asia, by selling their crude at lower prices than those of Latin American crudes.

Finally, during the first quarter, lower volumes were allocated to Central America and the Caribbean, in view of reduced incentives for storage in these regions, which in turn resulted from lower expectations for recovering prices in the near-term.

•	Products: The volume of fuel oil delivered to Asia dropped as a consequence of the decline in the demand of small refineries (which can use crude oil instead of fuel oil) and large inventories in Singapore. Similarly, a decline was observed in sales of fuel oil to Europe due to oversupply resulting from higher runs of simple conversion refineries in this region. These volumes were exported to the East Coast of the U.S. where the product is used for the preparation of bunker fuels.

Noteworthy among other products exported are diesel, naphtha and high sulfur diesel, which were placed on the markets of the United States´ Gulf Coast and Atlantic Coast and Africa, respectively.

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b.	Crude, Refined Products, and Gas Prices

The following table shows the average prices of Brent, Maya and West Texas Intermediate (WTI) crude.

Table 4: Price of Crude References

A	B	C	D	E
Prices of Crude References (Average, US$/Bl)	1Q 2016	1Q 2015	∆ (%)	∆ ($)
Brent	35.2	55.1	(36.1)%	(19.9)
MAYA	23.1	43.9	(47.4)%	(20.8)
WTI	33.6	48.6	(30.9)%	(15.0)

The following table shows the average sales price of the crude oil basket, refined products basket and natural gas basket.

Table 5: Average Sales Price

A	B	C	D	E	F
Sales Price (US$/Bl)	1Q 2016	1Q 2015*	∆ (%)	∆ $	Sales Volume (mboed) 1Q 2016
Crude oil basket	25.1	44.3	(43.3)%	(19.2)	479.3
Products basket	41.6	68.1	(38.9)%	(26.5)	421.0
Natural gas basket	25.0	23.7	5.5%	1.3	88.4

* Some amounts exhibit changes or reclassifications for purposes of comparison

Crude:

The crude sale basket declined by US$19.2/Bl between the first quarter of 2016 and the same period of 2015, reflecting the drop in benchmark indicators (Brent decreased by US$19.9/Bl) mainly as a result of the continuing imbalance between supply and demand for crude at the global market and diminished growth projections for the leading global economies.

The differential of the crude basket versus Brent improved by US$0.7/Bl (1Q-2016: -US$10.1/Bl vs 1Q-2015: -US$10.8/Bl) due to the re-composition of export destinations allowing a better valuation of our crudes due to the capture of higher demand and the growing interest of refiners in the U.S. for imported crude oil.

Factors such as the accumulation of crude inventories, the strengthening of the dollar and the persistent oversupply in the first quarter of 2016, are maintaining differentials at levels of the first quarter of 2015, despite the drop of Brent.

The Ecopetrol Group’s crude export basket was referenced to the following indicators: Brent (78.4%), Maya (21.1%) and Other (0.5%); which shows a reduction to the Maya index and an increase in the Brent index, as compared to the first quarter of 2015 ( Brent: 69.4%, Maya: 29.2% and others 1.4%).

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Refined Products:

During the first quarter of 2016, the refined products sales basket price decreased by US$26.5 per barrel, as compared to the first quarter of 2015, due to the drop in international benchmark prices for gasoline, diesel and jet fuel.

Natural Gas:

During the first quarter of 2016, natural gas prices increased by US$1.3 per barrel equivalent in comparison to the same quarter of 2015, attributable to higher prices in force since December 2015 as a result of the commercialization process made in 2015.

c.	Financial Results

The first quarter of 2016 had the lowest oil prices in the last 12 years. The Company has confronted this situation with optimization plans that are reflected in lower costs for maintenance, contracted services and agreements, among other factors. At the close of this period profit for shareholders have been registered for COP$363 billion, with a positive EBITDA margin of 39.5%, both figures being higher than those presented for the same period last year.

The table below shows a detailed analysis of the Income Statement results:

Table 6: Consolidated Income Statement

A	B	C	D	E
Consolidated Income Statement COP$ Billion	1Q 2016*	1Q 2015*	∆ ($)	∆ (%)
Local Sales	6,032	5,827	205	3.5%
Export Sales	4,453	6,474	(2,021)	(31.2)%
Total Sales	10,485	12,301	(1,816)	(14.8)%
Variable Costs	5,495	6,437	(942)	(14.6)%
Fixed Costs	1,951	2,118	(167)	(7.9)%
Cost of Sales	7,446	8,555	(1,109)	(13.0)%
Gross Profits	3,039	3,746	(707)	(18.9)%
Operating Expenses	1,440	1,389	51	3.7%
Operating Income/Loss	1,599	2,357	(758)	(32.2)%
Financial Income/Loss	(136)	(1,530)	1,394	(91.1)%
Results from Subsidiaries	(27)	1	(28)	(2,800.0)%
Provision for Income Tax	(825)	(472)	(353)	74.8%
Net Income Consolidated	611	356	255	71.6%
Non-Controlling Interests	(248)	(196)	(52)	26.5%
Net income attributable to Owners of Ecopetrol **	363	160	203	126.9%
Other Comprehensive Income Attributable to Owners of Ecopetrol	(416)	1,097	(1,513)	(137.9)%

EBITDA	4,137	4,782	(645)	(13.5)%
EBITDA Margin	39.5%	38.9%

* These figures are unaudited and are included for illustration purposes only. Some lines might have been reclassified by the sake of comparison.

** According to IAS-1, “Presentation of financial statements”, paragraph 83, the company must include in the statement of comprehensive results, the results attributable to non-controlling interest (minority interest) and the results attributable to shareholders of the controlling company.

Sales Revenues for the first quarter of 2016, with respect to the same period last year, decreased 15% (-COP$1.816 billion), as a combined result of:

•	Lower average price for the Ecopetrol Group’s basket of crude and products (-US$18.6/Barrel): -COP$3,961 billion.

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•	Effect of sales volume +COP$106 billion, resulting primarily from:

o	Higher volumes sold of refined products and petrochemicals (+72 mboed) by +COP$1,086 billion, principally because of the startup of operations at the Cartagena Refinery, growth in demand due to the increase of vehicles in Colombia, and provision of supply in the border zone with Venezuela; primarily offset by:

o	Lower volumes in crude sales (-111 mboed) by –COP$922, due to lower production, fewer purchases by third parties in the southern part of the country because of closing of the wells of certain producers, and because of the provision of crude to load the Cartagena Refinery.

o	Lower volumes in gas sales (-9 mboed) by –COP$58 billion, principally due to lower exports, given the termination of the gas supply contract with Venezuela.

•	Devaluation of the COP/USD Exchange rate, which on average went from COP$2,469/US$ in the first quarter of 2015 to COP$3,249/US$ in the first quarter of 2016, improving total revenues by COP$1,966 billion.

•	Other minor revenues by +COP$73 billion.

The cost of sales for the first quarter of 2016 fell 13% (-COP$1,109 billion) as a result of:

•	Variable costs: declined by 15% (-COP$942 billion), mainly as a result of:

a)	Lower costs in purchases of crude, gas and products (-COP$844 billion) due to the net effect of:

o	Lower average purchase price given international reference prices by -COP$1,676 billion.

o	Increase in volumes purchased (+4 mboed) by +COP$75 billion, primarily due to: 1) crude imports for the startup of operations at the Cartagena Refinery, offset by, 2) lower purchases of crude due to the closing of wells of certain third parties in the southern part of the country, and 3) lower imports of fuels given the startup of operations at the Cartagena Refinery.

o	Devaluation of the average COP/USD exchange rate: +COP$757 billion.

b)	Lower transport costs –COP$86 billion, mainly because of optimizations in transport by tank trucks and fewer capacity purchases given greater transport system availability.

c)	Other minor variable categories: -COP$12 billion.

•	Fixed costs: decline by 8% (-COP$167 billion) mainly as a result of:

a)	A decline in maintenance and services contracted (-COP$168 billion), mainly due to: 1) optimizations achieved in the execution of our Transformation plan, 2) lower operating costs for partnership contracts in the Rubiales and Quifa fields, mainly because of the downsizing of personnel entailing lower costs for canteen and facilities, catering, hotels, air and ground transportation of staff, 3) cutting costs at the Casanare field by closing six wells and optimizing contracts; and 4) restructuring of services and quantities, and renegotiation of rates for framework maintenance contracts at the fields.

b)	Drop in labor costs of –COP$94 billion, principally because of the reduction in variable compensation.

c)	An increase in depreciation of +COP$91 billion, principally at Reficar because of the startup of operations at the Refinery as well as capitalization of higher maintenance at the Barrancabermeja Refinery.

d)	Other minor categories +COP$4 billion.

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In 2016, results were impacted in an amount of COP$21 billion because of attacks on infrastructure. This includes repair of transport systems, removal of illegal hookups, renewal of pipeline operation and decontamination of areas.

Gross margin for the first quarter of 2016 stood at 29%, as compared to 30% for the same quarter last year.

Operating expenses, including exploration expenses, grew by 4% (COP$51 billion), mainly due to project expenses associated with updating environmental allowances.

The net financial (non-operational) result exhibited lower expenditures of +COP$1,394 billion, as a net result of:

a)	Variation of the result of exchange rate difference of +COP$1,799 billion, resulting in profits of COP$625 billion in the first quarter of 2016, as compared to a loss of -COP$1,174 billion in the same period last year, taking into account the fact that, in 2016, for exchange rates at the close of the period there was a 4% revaluation of the Colombian peso against the dollar, as opposed to a devaluation of 7.7% in the first quarter of 2015.

As a result of the application, by Ecopetrol S.A., of Hedge Accounting for future exports, which makes it possible to recognize the effect of exchange rate variations in long- term foreign currency debt as equity, in the first quarter of 2016 a revenue of COP$679 billion was recorded as Other Comprehensive Income (OCI – Equity).

b)	Higher financial expense, mainly due to the (net) increase in interest deriving from debt contracted during the previous year, from increases in interest rates on floating rate credits, and the effect of an exchange rate devaluation of -COP$405 billion.

Participation in companies incurred a loss of -COP$27 billion, as compared to profits in the same period of 2015 of COP$1 billion, primarily due to losses generated at companies in the exploration and production segment that are not consolidated, due to the low crude oil price conditions.

As a consequence of the factors mentioned above, the net result for the quarter, attributable to Company shareholders, came to COP$363 billion, 127% higher than net profits for the first quarter of 2015.

EBITDA fell 13%, despite a drop of more than 30% in the price of crude, going from COP$4,782 billion in the first quarter of 2015, to COP$4,137 billion in the same period of 2016. EBITDA margin went from 38.9% in the first quarter of 2015 to 39.5% in the same period of 2016.

d.	Balance Sheet

Table 7: Balance Sheet

A	B	C	D	E
Consolidated Balance Sheet
(COP$ Billion)	March 31, 2016	December 31, 2015	∆ ($)	∆ (%)
Current Assets	20,456	20,113	343	1.7%
Non Current Assets	101,292	102,883	(1,591)	(1.5)%
Total Assets	121,748	122,996	(1,248)	(1.0)%
Current Liabilities	16,273	17,443	(1,170)	(6.7)%
Long Term Liabilities	60,468	60,321	147	0.2%
Total Liabilities	76,741	77,764	(1,023)	(1.3)%
Equity	45,007	45,232	(225)	(0.5)%
Non Controlling Interest	1,725	1,875	(150)	(8.0)%
Total Liabilities and Shareholders' Equity	121,748	122,996	(1,248)	(1.0)%

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The main variations in the balance sheet during the first quarter of 2016 compared to the close of 2015 can be explained by the following factors:

•	Current assets increased by COP$343 billion, mainly at Ecopetrol S.A. under the line item cash and cash equivalents, reflecting funds resulting from the new incurrence of debt in the first quarter of 2016, partially offset by a decline in commercial accounts receivable, which in turn was a consequence of lower sales due to low oil prices registered during the period, and inventory consumption.

•	Non-current assets fell by -COP$1,591 billion, mainly as a result of:

o	Property, Plant and equipment -COP$1,741 billion, largely as a result of depreciation registered during the period and the effect on conversion to the asset closing rate by companies with the dollar as their functional currency.

o	Deferred income tax rate of +COP$320 billion, generated primarily at Ecopetrol S.A., taking into account the effect of temporary differences between fiscal and accounting factors in clearance of the income allowance at the close of the quarter.

o	Other minor variations in non-current assets in the amount of -COP$170 billion.

•	Current liabilities decreased COP$1,170 billion in relation to December of 2015, mainly because of payment of the last share of dividends for 2014 to the majority shareholder, fulfillment of obligations to third parties and fewer purchases during the period.

•	Long-term liabilities rose COP$147 billion, mainly due to the combined effect of 1) incurrence of new debt, with the following banks: Bancolombia in pesos (COP$990 billion) and Bank of Tokyo Mitsubishi UFJ, Ltd (USD$175 million), offset by, 2) the effect of 4% revaluation for the period on debts in foreign currency.

•	Total Shareholder´s Equity, at the close of the first quarter of 2016, came to COP$45,007 billion, of which COP$43,282 billion is attributable to Ecopetrol shareholders, down -COP$75 billion with respect to the close of December of 2015. This decrease is primarily due to the combined effect of profits for the quarter and other comprehensive income, associated with the conversion adjustment for affiliates with a functional currency other than the Colombian peso.

e.	Credit Rating

The ratings in effect as of March 31, 2016 were as follows:

•	Moody’s Investors Service: Baa3 with outlook under revision.
•	Standard and Poor’s: BBB with negative outlook.
•	Fitch Ratings: international rating BBB, local BBB+, both ratings with a stable outlook.

f.	Financing

Ecopetrol obtained the following loans in the first quarter of 2016:

•	An international credit agreement for US$175 million with The Bank of Tokyo-Mitsubushi UFJ, Ltd (approximately COP$578 billion). The credit agreement has a term of 5 years, repayable with a 2.5 year grace period on principal and interest, payable semi-annually at a rate of Libor + 145 basis points. These terms are similar to those obtained by Ecopetrol in the international syndicated loan closed in February 2015.

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•	A bilateral commercial loan agreement with Bancolombia S.A. for COP$990 billion (approximately USD$300 million). This loan agreement has a term of 8 years and a 2-year grace period on principal, with interest payable semiannually at a rate of DTF TA + 560 basis points.

The terms achieved demonstrate the confidence of investors and the appetite for Ecopetrol´s credit. The Company continues to have access to sources of funding both locally and internationally.

The resources from the loan will be used for the 2016 investment plan and other general corporate purposes.

g.	Results by Business Segment

The following table presents business segment results for the periods indicated:

Table 8: Quarterly Results by Segment

A	B	C	D	E	F	G	H	I	J	K
	E&P		Refining & Petrochem.		Transportation and Logistics		Eliminations		Ecopetrol Consolidated
COP$ Billion	1Q 2016	1Q 2015	1Q 2016	1Q 2015	1Q 2016	1Q 2015	1Q 2016	1Q 2015	1Q 2016	1Q 2015
Local Sales	1,834	1,911	4,087	4,217	3,130	2,492	(3,019)	(2,793)	6,032	5,827
Export Sales	3,784	5,644	1,204	890	(1)	-	(534)	(60)	4,453	6,474
Total Sales	5,618	7,555	5,291	5,107	3,129	2,492	(3,553)	(2,853)	10,485	12,301
Variable Costs	3,753	4,233	4,089	4,179	182	261	(2,529)	(2,236)	5,495	6,437
Fixed Costs	1,701	1,623	542	468	645	637	(937)	(610)	1,951	2,118
Cost of Sales	5,454	5,856	4,631	4,647	827	898	(3,466)	(2,846)	7,446	8,555
Gross Profit	164	1,699	660	460	2,302	1,594	(87)	(7)	3,039	3,746
Operating Expenses	801	731	565	442	248	281	(174)	(65)	1,440	1,389
Operating Profit	(637)	968	95	18	2,054	1,313	87	58	1,599	2,357
Financial Income - Loss	123	(1,203)	(21)	(369)	(135)	147	(103)	(105)	(136)	(1,530)
Results from Subsidiaries	(29)	1	4	0	(2)	0	-	-	(27)	1
Income Tax Benefits (expense)	149	69	(211)	51	(763)	(592)	-	-	(825)	(472)
Net Income Consolidated	(394)	(165)	(133)	(300)	1,154	868	(16)	(47)	611	356
(Minus) Non-Controlling Interests	-	-	3	2	(251)	(198)	-	-	(248)	(196)
Net Income Attributable to Owners of Ecopetrol	(394)	(165)	(130)	(298)	903	670	(16)	(47)	363	160

EBITDA	971	2,602	580	395	2,499	1,727	87	58	4,137	4,782
EBITDA Margin	17.3%	34.4%	11.0%	7.7%	79.9%	69.3%	(2.4)%	(2.0)%	39.5%	38.9%

Exploration and production

Revenues for the first quarter of 2016 decreased by 26% (-COP$1,937 billion) compared to the first quarter of 2015, mainly due to:

•	Reduction of prices in Ecopetrol’s crude export basket by 43%

•	A reduction in volume exported, primarily caused by the lower production in Colombia partially offset by the positive impact of the 32% devaluation of the average COP/USD exchange rate over the revenues.

The cost of sales for the segment decreased compared to the first quarter of the previous year, exhibiting a variation of 7% (-COP$402 billion), as a result of: 1) efforts to optimize costs, managing to renegotiate rates for contracts, 2) implementation of strategies for optimization of dilution, and 3) cost reduction for purchasing of crude oil owing to the drop in international prices. However, these have been offset by the effect of the devaluation of the average exchange rate over the pipeline fees that are denominated in U.S. dollars.

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Operating expenses increased 10% (+COP$70 billion) chiefly in project expenses due to the recognition of higher environmental provisions and the increase in the cost of freights in U.S. dollars as a result of the devaluation of the exchange rate.

The net financial result reflects an income of COP$123 billion in the first quarter of 2016 as compared with an expense of COP$1,203 billion in the same period of the year before. This result primarily reflects the revaluation of the closing COP/USD exchange rate in the first quarter of 2016.

As a net result, the segment showed a loss attributable to Ecopetrol´s shareholders of COP$394 billion in the first quarter of 2016 compared to a loss of COP$165 billion for the same period in 2015.

Refining and petrochemicals

In spite of the drop in the benchmark product prices, the revenues of this segment for the first quarter of 2016 increased by 4% (COP$184 billion) compared to the same period of the previous year, owing mainly to the entry into service of the Cartagena refinery which made it possible to increase exports of products such as fuel oil, naphtha, diesel and coke.

Cost of sales for this segment remained relatively steady with a reduction of COP$16 billion, the net effect of: 1) reduced imports of fuels; 2) lower operating costs for contracted services, materials and supplies, as a result of optimization strategies carried forward by the Barrancabermeja refinery and 3) higher processing cost due to the entry into service of the Cartagena refinery.

Gross sales margin was 12% versus 9% in the first quarter of 2015.

Operating expenses rose by 28% (+COP$123 billion) compared with the same quarter of the year before, mainly due to larger expenses related with the start-up of the Cartagena refinery.

Net financial expenses fell by 94% (-COP$348 billion) caused by revaluation of the closing exchange rates presented in the first quarter of 2016.

The consolidated segment showed a loss attributable to Ecopetrol´ s shareholders of COP$130 billion in the first quarter of 2016 compared to a loss of COP$298 billion for the same period in 2015.

Transport and Logistics

Revenues for the first quarter of 2016 increased 26% (+COP$637 billion), mainly due to the effect of the devaluation of the average exchange rate for charges denominated in dollars and higher volumes of refined products transported.

Cost of sales for this segment fell 8% (-COP$71 billion), primarily as a result of lower costs of maintenance generated within the Group’s transformation program and reduced variable cost owing to the decrease in transported volumes through pipelines.

Operating expenses went down by 12% (-COP$33 billion) compared to the same period of the year before, which is explained principally by the decline in the value of wealth tax as well as lower expenses associated with reparations for theft and attacks.

The net financial (non-operating) result reflects an increase in expenses of COP$282 billion mostly caused by interest expenses and the effect of the revaluation of the closing exchange rate in the first quarter of 2016 over the net active position of the segment.

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As a final result, the segment reported net profits attributable to Ecopetrol´ s shareholders of COP$903 billion, compared to COP$670 billion for the same period of 2015.

h.	Results of Cost and Expense Reduction Initiatives

Since the second half of 2014, Ecopetrol has intensified its austerity measures and optimization of costs and expenses initiatives. These efforts have enabled Ecopetrol to mitigate the impact of lower crude oil prices on the Company´s revenues.

In February of 2016, Ecopetrol set an additional budget optimization goal for 2016 of COP$1.6 trillion. The savings made during the first quarter of 2016 are as follows:

Table 9: Optimizations

A	B	C	D
P&L (COP$ Billion)	1Q 2016	1Q 2015	∆ ($)
Fixed Costs
Association Services	312	355	(42)
Maintenance	128	222	(94)
Contracted Services	186	281	(95)
Labor Cost	262	355	(93)
Non-Capitalized Cost of Projects	-	7	(7)
Variable Costs
Association Services	133	149	(16)
Process' Materials	52	54	(1)
Operating Expenses
Commissions, Fees and Serv.	47	55	(7)
Support to Military Forces and Agreements	23	40	(17)
Other General Expenses	80	81	(1)
Labor	97	143	(46)
Total Costs and Expenses			(421)

These efficiencies are attributable mainly to the optimization of procurement and contracting plans, renegotiation of contracts and better procurement strategies.

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II.	Operating Results

a.	Investments

Table 10: Investments* by Ecopetrol’s Corporate Group

A	B	C	D	E
1Q 2016 (US$ million) **
Segment	Ecopetrol S.A.	Affiliates and Subsidiaries***	Total	Allocation by segment
Production	365.4	68.5	433.9	48.9%
Refining, Petrochemicals and Biofuels	21.7	244.2	265.9	29.9%
Exploration	10.0	60.9	70.9	8.0%
Midstream	1.8	104.4	106.2	12.0%
Corporate	9.6	0.0	9.6	1.1%
New Businesses	1.1	0.0	1.1	0.1%
Supply and Marketing	0.3	0.0	0.3	0.0%
Total	409.9	478.0	887.9	100.0%

*Figures on this table differ from the capital expenditure figures presented in the Consolidated Statement of Cash Flows on page 32 because the figures on this table include both operating expenditures and capital expenditure outflows of investment projects, while the investment line of the Consolidated Statement of Cash Flows only includes capital expenditures.

** Investments were converted using the average representative Market Exchange Rate from January to March of 2016: COP$3,249/US$

***Prorated according to Ecopetrol’s stake.

Investments during the first quarter of 2016 were US$888 million (Ecopetrol S.A. itself accounting for 46% of that amount while affiliates and subsidiaries accounted for 54%). These investments were distributed as follows:

•	Production (48.9%): Development plans, mostly the drilling campaign in the Castilla and Chichimene fields and well workovers.

•	Refining, Petrochemicals and Biofuels (29.9%): Cartagena refinery, Bioenergy and the concession of port at the Cartagena refinery.

•	Transport (12.0%): the Ocensa P135 and San Fernando-Monterrey projects, the initiative to transport higher viscosity crudes and investments for the operational continuity of the segment.

•	Exploration (8%): Drilling of the appraisal well Leon 2 located in the U.S. Gulf Coast and the development of activities aimed to assure the social and environmental viability of wells scheduled to be drilled in the second half of the year.

•	Other (Corporate, New Businesses and Supply and Marketing, 1.2%): technological renovation and information systems.

In light of the current low crude oil price environment, on April 26, 2016, Ecopetrol announced a reduction of its investment plan for 2016, seeking to ensure capital discipline and focus on cash generation and financial sustainability of the Ecopetrol Group.

The 2016 Investment Plan went from US$4.8 billion, as approved on December 2015, to a range between US$3.0 and US$3.4 billion. With this level of investment, the Ecopetrol Group expects to produce approximately 715 thousand barrels of petroleum equivalent per day during 2016.

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2016 is a year of transition, during which investments will be made to finish transportation and refining projects, primarily the start up the new Cartagena refinery. Starting in 2017, the Company will dedicate a larger portion of its investments to the exploration and production segments.

In exploration and production, resources will be allocated to the assessment of exploratory findings and the development of principal fields. 93% of funds will be invested in Colombia and the rest overseas.

Table 11 - 2016 Investments by Segment

A	B
2016 Investment Plan of Ecopetrol S.A., Affiliates and Subsidiaries (US$ millions)
Business areas	2,966
Exploration	282
Production	1,116
Transportation	433
Refining and Petrochemicals	1,135
Other	34
Total	3,000

The resources required for the investment plan will be obtained from internal cash generation, divestment of non-strategic assets and financing. Financing needs for 2016 remain within the range of US$1.5 billion to US$1.9 billion for the Ecopetrol Group.

b.	Exploration

Exploration in Colombia:

At the end of the first quarter of 2016, the exploratory well Payero-1 in the Niscota block, which is located in the Piedemonte Llanero basin, was being drilled by Equion (operator). Hocol holds 20%, Total 50% and Repsol 30% of the working interest.

International Exploration:

During the first quarter of 2016, the drilling of the appraisal well Leon 2, located in deep waters of the U.S. Gulf of Mexico (operated by Repsol, which holds a participation of 60% while Ecopetrol America, Inc. holds the remaining 40%) was completed. The results of the well are currently under evaluation.

Furthermore, we acquired 832 square kilometers of seismic in the POT-M-567 block where Ecopetrol Brasil holds 100% working interest.

c.	Production

As a result of the low crude oil price environment and the strategy of emphasizing value generation over volumetric growth, Ecopetrol has been moving towards a rationalization of its investments. The lower production in the first quarter on 2016 is a consequence of the decreased activity. Nevertheless, as soon as market conditions improve, a robust and profitable production portfolio will allow Ecopetrol to increase its investment levels, and ultimately activities at its fields.

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In the first quarter of 2016, Ecopetrol Group’s production was 736.6 mboed, a decrease of 36.8 mboed, 4.8% lower than in the first quarter of 2015. This result is explained by: 1) rationalization of activity, 2) the natural decline of production in the fields and, 3) temporary closing of some fields due to low profitability and judicial decisions. Production levels seen in the first quarter of 2016 are in line with the goals set by the Company at the new CAPEX level between US$3.0 and US$3.4 billion.

The following table summarizes the results of our oil and gas production activities for the periods indicated:

Table 12: Ecopetrol Group’s Gross* Oil and Gas Production**

A	B	C	D	E
Ecopetrol S.A. (mboed)	1Q 2016	1Q 2015	∆ (%)	∆ (bls)
Crude Oil	565.3	598.0	(5.5)%	(32.7)
Natural Gas***	124.3	124.0	0.2%	0.3
Total	689.6	722.0	(4.5)%	(32.4)

Hocol (mboed)	1Q 2016	1Q 2015	∆ (%)	∆ (bls)
Crude Oil	16.1	20.0	(19.5)%	(3.9)
Natural Gas	0.6	0.1	500.0%	0.5
Total	16.7	20.1	(16.9)%	(3.4)

Savia (mboed)	1Q 2016	1Q 2015	∆ (%)	∆ (bls)
Crude Oil	4.3	5.1	(15.7)%	(0.8)
Natural Gas	1.2	1.1	9.1%	0.1
Total	5.5	6.2	(11.3)%	(0.7)

Equion (mboed)	1Q 2016	1Q 2015	∆ (%)	∆ (bls)
Crude Oil	12.6	10.0	26.0%	2.6
Natural Gas	8.6	8.7	(1.1)%	(0.1)
Total	21.2	18.7	13.4%	2.5

Ecopetrol America-K2 (mboed)	1Q 2016	1Q 2015	∆ (%)	∆ (bls)
Crude Oil	2.8	3.3	(15.2)%	(0.5)
Natural Gas	0.8	3.1	(74.2)%	(2.3)
Total	3.6	6.4	(43.8)%	(2.8)

Ecopetrol Corporate Group (mboed)	1Q 2016	1Q 2015	∆ (%)	∆ (bls)
Crude Oil	601.1	636.4	(5.5)%	(35.3)
Natural Gas	135.5	137.0	(1.1)%	(1.5)
Total Group's Production	736.6	773.4	(4.8)%	(36.8)

* Gross production includes royalties and prorated according to Ecopetrol´s stake in each company.

** Figures for Equion and Savia are not consolidated within the Ecopetrol Group.

*** Gas production includes white products.

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Table 13: Net* Oil and Gas Production** – Ecopetrol’s Net Interest

A	B	C	D	E
Ecopetrol Group (mboed)	1Q 2016	1Q 2015	∆ (%)	∆ (bls)
Crude Oil	518.3	548.9	(5.6)%	(30.6)
Natural Gas***	115.0	115.2	(0.1)%	(0.2)
Total Group's Production	633.3	664.1	(4.6)%	(30.8)

* Net production does not includes royalties and prorated according to Ecopetrol´s stake in each company.

** Equion and Savia do not consolidate within the Group.

*** Gas production includes white products.

Projects to Increase the Recovery Factor:

In the first quarter of 2016, a pilot project was started to increase the recovery factor for steam injection technology at the Teca Cocorná field, which will allow for evaluation of the reservoir’s properties and determine the response to steam injection in the sands of this field.

In addition, the air injection pilot project in Chichimene field reached 98% completion on construction of surface facilities, thereby completing the project’s main works. The start of air injection is planned for the fourth quarter of 2016.

Including the pilot projects started in 2015, the Company currently has 30 recovery pilots underway, of which 23 have shown positive results in increasing pressure and 16 have shown an increase in crude production in the areas impacted by the pilots.

Production of Main Fields:

The following table summarizes the average production of our main fields by region for the periods indicated:

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Table 14: Gross Average Production Main Fields by Region (mboed) – Ecopetrol’s Net Interest

A	B	C	D
	1Q 2016	1Q 2015	∆ (%)
Central Region	92.5	100.3	(7.8)%
1) La Cira-Infantas	19.2	24.8	(22.6)%
2) Casabe	19.2	23.9	(19.7)%
3) Yarigui	18.5	16.9	9.5%
4) Other	35.6	34.7	2.5%
Orinoquia Region	270.6	258.5	4.7%
1) Castilla	128.4	118.0	8.8%
2) Chichimene	77.9	80.1	(2.7)%
3) Cupiagua	44.9	34.9	28.7%
4) Other	19.4	25.5	(24.0)%
South Region	30.2	34.6	(12.7)%
1) Huila Area	8.7	9.2	(5.4)%
2) San Francisco Area	7.2	8.5	(15.3)%
3) Tello Area	4.8	4.9	(2.0)%
4) Other	9.5	12.0	(20.8)%
Associated Operations*	296.3	328.6	(9.8)%
1) Rubiales	86.6	93.5	(7.4)%
2) Guajira	39.6	47.2	(16.1)%
3) Caño Limón	27.2	32.0	(15.0)%
4) Cusiana	30.3	32.9	(7.9)%
5) Quifa	21.6	25.8	(16.3)%
6) Other	91.0	97.2	(6.4)%
Total Ecopetrol S.A.	689.6	722.0	(4.5)%
Direct Operation	396.5	398.0	(0.4)%
Associated Operation	293.1	324.0	(9.5)%
Hocol
1) Ocelote	9.9	13.6	(27.2)%
2) Other	6.8	6.5	4.6%
Equion**
1) Piedemonte	15.7	12.9	21.7%
2) Tauramena / Chitamena	4.2	4.6	(8.7)%
3) Other	1.3	1.2	8.3%
Savia**
1) Lobitos	2.1	2.3	(8.7)%
2) Peña Negra	2.3	1.8	27.8%
3) Other	1.1	2.1	(47.6)%
Ecopetrol America Inc.
1) Dalmatian	1.8	5.1	(64.7)%
2) k2	1.8	1.3	38.5%

* Fields previously classified as minor fields belong to the Associated Operation Vicepresidency regardless the type of operation.

** Figures for Equion and Savia are not consolidated within the Ecopetrol Group.

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The following table summarizes the results of our crude oil production by type of crude for the periods indicated:

Table 15: Gross Ecopetrol Group Production per Type of Crude (mbod)

A	B	C	D
	1Q 2016	1Q 2015	∆ (%)
Light	65.4	56.9	14.9%
Medium	190.0	224.0	(15.2)%
Heavy	345.7	355.5	(2.8)%
Total	601.1	636.4	(5.5)%

Lifting Cost

The lifting cost per barrel produced by the Ecopetrol Group, excluding production corresponding to royalties, was US$4.87 per barrel for the period January - March 2016, representing a reduction of US$2.7 per barrel (-37.5%), as compared to US$7.57 for the first quarter of 2015. This reduction was primarily due to:

•	TRM Effect: A decrease of US$1.54 per barrel in lifting costs caused by the conversion of peso-denominated cost in U.S. dollars at a higher exchange rate, which increased in COP$780 per dollar as compared to the first quarter of 2015 (COP$3,249/US in the first quarter of 2016 versus COP$2,469/US in the first quarter of 2015).

•	Cost effect: A US$1.34 per barrel decrease due to the following cost optimization strategies: 1) fewer number of well interventions, prioritizing interventions in wells with high production volumes, due to subsoil strategies, 2) improvements in maintenance routines and equipment reliability, 3) reduction of energy costs by optimizing electrical systems, 4) lower costs resulting from contract renegotiations, 5) lower chemical consumption as a result of an increase in process efficiency and 6) lower activity during the period.

•	Volume effect: a US$0.18 per barrel increase in lifting costs due to lower production volumes.

The portion of the lifting cost in U.S. dollars is 14%.

For purposes of comparison, the lifting cost of the first quarter 2015 has been re-stated, excluding the affiliates Equion and Savia (given they do not consolidate with the Ecopetrol Group under IFRS), going from US$7.78 per barrel to US$7.57 per barrel.

d.	Transport

The following table summarizes our volumes transported for the periods indicated:

Table 16: Volumes Transported (mbod)

A	B	C	D
Transported Volumes (mbod)	1Q 2016	1Q 2015	∆ (%)
Crude	952.0	1,020.5	(6.7)%
Refined Products	264.4	253.0	4.5%
Total	1,216.4	1,273.5	(4.5)%

Note: figures correspond to volumes transported to the Ecopetrol Group and to third parties.

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The volume of crude oil transported using the main systems of Cenit S.A.S. and its affiliates during the first quarter of 2016, decreased 6.7% over the first quarter of 2015, due mainly to the following: 1) operating restrictions on the transport systems associated with repairs due to illegal valves and attacks on the infrastructure in the Caño Limón–Coveñas and Transandino systems; and 2) a decrease in the request for capacity in the transport systems by the users. Of the total volume of crude oil transported through oil pipelines, approximately 71% was crude owned by Ecopetrol.

The volume of refined products transported by Cenit S.A.S. during the first quarter of 2016 increased 4.5% over the first quarter of 2015 as a result of: 1) heavier use of the Cartagena - Barranquilla system to supply fuel to the country’s interior and to the area that borders Venezuela; 2) greater use of the refinery evacuation systems to supply the country, and the increased transport of diluents to the area of Llanos Orientales. The increase in refined products volume was supported by increased capacity in the Pozos Colorados - Galan system, which rose to 130 mbod. Of the total volume of products transported by multi-purpose pipelines, approximately 20% is for products owned by Ecopetrol.

Projects:

•	SAN FERNANDO – MONTERREY

Transport capacity between the Castilla field and Apiay station increased by 40,000 barrels per day, reaching total capacity of 300,000 barrels per day. Construction on the San Fernando Station continues. The station is projected to enter into operation in the last quarter of 2016.

•	OCENSA P135

The Ocensa P135 project has advanced 84.1%. Additional capacity of 135 mbod is expected to be attained in the third quarter of 2016. This project will ensure the capacity to transport crude oil from Llanos Orientales to the ports for export.

•	INITIATIVE TO TRANSPORT HIGHER-VISCOSITY CRUDE OIL

In February 2016, an extended test began to transport 405 cSt, with satisfactory results to date. This project, in addition to the expanded capacity at Ocensa (P-135), will allow more viscous crude to be transported, reducing dilution costs.

Cost Per Barrel Transported2

The cost per barrel transported for the Ecopetrol Group during the first quarter of 2016 was US$3.43 per barrel, representing a US$1.70 per barrel decrease as compared to US$5.13 per barrel for the first quarter of 2015. This result was primarily due to the following factors:

•	TRM effect: -US$1.08 cost per barrel decrease resulting from the devaluation of the Colombian peso of COP$780 per dollar compared to the first quarter of 2015 (COP$3,249/US in the first quarter of 2016 vs COP$2,469/US in the first quarter of 2015).

2 In 2014, Ecopetrol S.A. reported its results individually and it calculated its transportation cost by taking into account all payments made to affiliates for crude transport, transport by truck, and all costs incurred by Ecopetrol S.A. in the operation and maintenance of some of its own crude systems. These costs were divided by the crude barrels sold by Ecopetrol S.A.

In 2015, all financial information and volumes for the Ecopetrol Group is reported under IFRS, eliminating all transactions between Ecopetrol S.A. and its transport affiliates; hence, the cost is calculated as follows: total costs and expenses of each transport company from the group, plus Ecopetrol S.A. costs in the operation and maintenance of some of its own systems; divided by the total volumes transported by all the affiliates (crude and refined products).

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•	Cost effect: -US$ 0.90, product of the efficiencies achieved in operating costs primarily in the areas of maintenance materials, renegotiation of contracts, lower costs in accrued financial expenses and lower activity during the period.

•	Volume effect: +US$0.28 per barrel given the lower volume transported during the first quarter of 2016.

The portion in U.S. dollars of the cost per barrel transported to the Ecopetrol Group is 8.8%.

e.	Refining

e.1) Reficar (Cartagena refinery):

The new Cartagena refinery has continued with the start-up process at the different units, exporting 5.5 million barrels of refined products in the first quarter of 2016.

As of March 31, 2016, 28 of the 34 units that comprise the complex were in operation. Among the largest not yet on line are the catalytic hydro-cracking units, and the alkylation facility. Achievements include loads of crude oil of up to 140 kpbd being processed, as well as stable operation of the delayed coking units, catalytic cracker, and the diesel hydrotreaters. In those units in which diesel with low sulfur content has been produced, specific values of up to 6 ppm of sulfur have been attained. The Company expects to have the refinery stabilized in the second half of 2016.

One matter to highlight is the production of Petcoke, or Petroleum Coke, with the beginning of operations of the Delayed Coking Unit on February 24, 2016. The coke is a solid fuel used mainly by the cement industry. From April 2016 to date, 100,000 tons of Petcoke have been exported.

e.2) Barrancabermeja Refinery:

The following table summarizes the results of our refining activities for the periods indicated:

Table 17: Refinery Runs, Utilization Factor and Production

A	B	C	D
	1Q 2016	1Q 2015	∆ (%)
Refinery Runs* (mbod)	216.3	224.8	(3.8)%
Utilization Factor (%)	80.1%	80.3%	(0.2)%
Production (mboed)	217.3	226.5	(4.1)%

* Includes volumes loaded in the refinery, not total volumes received.

In the first quarter on 2016 the crude load decreased compared with the first quarter of 2015 due to the high levels of fuel oil inventories accrued due to the limitations on transporting this product through the Magdalene river, whose navigability was reduced by el Niño phenomenon, and lower availability of light crudes.

Costs and Margins of the Refining Segment

The cash operating cost for the refining segment (includes the operation of the Barrancabermeja refinery and Propilco) in the first quarter of 2016 was US$3.54/Bl, US$1.17/Bl lower compared to the first quarter of 2015 (US$4.71/Bl) due to:

•	TRM effect: -US$1.12 cost per barrel decrease resulting from the devaluation of the Colombian peso from COP$780 per dollar compared to the same quarter of 2015 (COP$3,249/US in the first quarter of 2016 vs COP$2,469/US in the first quarter of 2015).

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•	Cost effect: -US$0.11/Bl: due to the net effects of:

o	A -US$1.89/Bl: lower fixed costs associated with strategies for optimization in maintenance, operational costs, support services and lower activity during the period.

o	A +US$1.78/Bl: higher operating costs of Propilco associated with a larger volume sold.

•	Volume effect: +US$ 0.06 per barrel due to higher costs associated with a lower load.

The portion in U.S. dollars corresponding to the refining cost is 19%.

The following table summarizes the results of the refining margin for the periods indicated:

Table 18: Refining Margin

A	B	C	D
	1Q 2016	1Q 2015	∆ (%)
Refining Margin (USD/bl)	14.1	18.6	(24.2)%

The decline in gross refining margin at Barrancabermeja refinery in the first quarter of 2016 versus the first quarter of 2015 is explained primarily by: 1) lower spreads of products versus crude oil, 2) heavier feedstock and, 3) lower exports of fuel oil as a consequence of limitations to transport this product through the Magdalene River.

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III.	Organizational Consolidation, Corporate Responsibility and Corporate Governance (Ecopetrol S.A.)

a.	Organizational Consolidation

Health, Safety and the Environment (HSE):

The following table summarizes our HSE record for the periods indicated:

Table 19: Health, Safety and Environment (HSE)

A	B	C
HSE*	1Q 2016	1Q 2015
Accident Frequency Index	0.59	0.32
(Accidents per million labor hours) Environmental Incidents (operational cause)	0	3

*Results are subject to revision due to the fact that some figures may be reclassified, depending on the final results of the respective investigations.

Key milestones

The Company is currently running the process to take over the Cusiana and Rubiales fields to ensure continuity and healthy, clean and safe operation once Ecopetrol takes the control of these fields in middle 2016.

Science and Technology:

1.	Patents

During the first quarter of 2016, two patents were granted to the Company, one in Colombia and the other in Malaysia, each with duration of 20 years:

•	Colombia: Additives for processing of hydrocarbons of high molecular weight including alkyl phenol sulfonic and amino alkyl phenol acids, as well as hydrogen donor compounds and the process for obtaining them.

•	Malaysia: Process for obtaining Diesel from vegetable or animal oils through hydro treatment with reduced residency times, and products obtained from this same process.

With these patents, Ecopetrol had a total of 71 active patents, thus maintaining its status as the national Company that holds most patents in Colombia.

2.	Tax benefits for projects in Science, Technology and Innovation

As a result of discussions with Colciencias (Departamento Administrativo de Ciencias, Tecnologia e Innovacion of Colombia) on the presentation and certification of projects classified as scientific research, technological development and innovation, certified benefits were obtained in the amount of COP$31,142 million.

24

Awards:

In February 2016, Ecopetrol was awarded with the prize “Accenture to Innovation” in the category of Energy Resources for its technological initiative to dehydrate heavy crude oil by applying more energy-efficient processes. Ecopetrol is the only Colombian company that has received an award in the three award cycles.

b.	Corporate Social Responsibility

Social Investment:

During the first quarter of 2016, the Company invested COP$2,908 million as follows: 1) COP$2,491 million for education and culture and, 2) COP$417 million for regional competitiveness.

General Shareholder´s Meeting

On March 31, 2016, the Shareholders’ General Assembly was held in which more than 2,000 shareholders participated. Among the topics approved by the Assembly were: 1) reports of the management, 2) unconsolidated and consolidated financial statements as of December 31, 2015, 3) external auditor’s report, 4) approval of the earnings distribution plan (given that the 2015 fiscal year resulted in a net loss for the Company, there will not be distribution of profits to Ecopetrol’s shareholders), 5) appointment of Ernst & Young as external auditor for year 2016 and, 6) election of the Board of Directors for the period 2016–2017.

25

IV.	Presentation of First Quarter 2016 Results

Ecopetrol’s management will host two conference calls to review our results for the first quarter of 2016:

English	Spanish
May 4, 2016	May 4, 2016
7:30 a.m. Bogota	8:45 a.m. Bogota
8:30 a.m. New York	9:45 a.m. New York

The webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co

Please log on in advance to download the necessary software and check the proper operation of the webcast in your browser. We recommend using the latest versions of Internet Explorer, Google Chrome or Mozilla Firefox.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) is the largest company in Colombia based on revenue, assets and net worth. Ecopetrol is the only vertically integrated Colombian oil and gas company with stakes in operations in Colombia, Brazil, Peru and the United States (Gulf of Mexico).

Its subsidiaries include the following companies: Andean Chemicals Limited, Bioenergy S.A., Bionergy Zona Franca S.A.S., Black Gold Re Ltd, Cenit Transporte y Logística de Hidrocarburos S.A.S., Ecopetrol America, Inc., Ecopetrol del Perú S.A., Ecopetrol Oleo e Gas do Brasil Ltda, Ecopetrol Germany GmbH, Ecopetrol Capital AG, Ecopetrol Global Energy S.L.U., Ecopetrol Global Capital S.L.U., Equion Energía Limited, Hocol Petroleum Limited, Hocol S.A., Oleoducto de los Llanos Orientales S.A., Propilco S.A., Compounding and Masterbatching Industry Ltda - COMAI, Oleoducto Bicentenario de Colombia S.A.S., Oleoducto Central S.A. - OCENSA, Oleoducto de Colombia S.A. - ODC, Refinería de Cartagena S.A., Santiago Oil Company, Colombia Pipelines Limited, SENTO S.A.S. y PROYECTOS ODC N1 S.A.S.

Ecopetrol S.A. is one of the 50 largest oil companies in the world and one of the four main oil companies in Latin America. Ecopetrol is majority-owned by the Republic of Colombia (88.5%) and its shares are traded on the Colombian Stock Exchange (Bolsa de Valores de Colombia S.A.) under the ticker symbol ECOPETROL, and on the New York Stock Exchange under the ticker symbol EC. Ecopetrol has three business segments: 1) exploration and production, 2) transport and logistics and 3) refining, petrochemicals and biofuels.

Forward-looking Statements

This release may contain forward-looking statements related to the prospects of the business, estimates of operating and financial results, and growth forecasts for Ecopetrol. These are projections, and, as such, are based solely on the expectations of management with regard to the future of the company and its continuous access to capital to finance the company’s business plan. Such forward-looking statements depend essentially on changes in market conditions, government regulations, competitive pressures, and the performance of the Colombian economy and industry, among other factors. Therefore, they are subject to change without prior notice.

Contacts:

Director of Corporate Finance and Investor Relations

Maria Catalina Escobar

Telephone: +571-234-5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

E-mail: mauricio.tellez@ecopetrol.com.co

26

V.	Ecopetrol Group Exhibits

Table 1 – Local Purchases and Imports

A	B	C	D
1) Local Purchases (mboed)	1Q 2016	1Q 2015	∆ (%)
Crude Oil (1)	167.5	192.3	(12.9)%
Natural Gas (2)	1.7	2.2	(21.9)%
Refined Products	5.5	5.4	2.1%
Diluent (3)	1.4	1.2	17.9%
Total	176.1	201.1	(12.4)%

2) Imports (mboed)	1Q 2016	1Q 2015	Cambio %
Crude Oil	36.5	-
Refined Products	114.5	122.4	(6.5)%
Diluent	62.9	62.2	1.1%
Total	213.9	184.6	15.9%

(1) Includes purchases of royalties and purchases from third parties.

(2) Does not include purchases of royalties due to a regulatory change.

(3) Includes products used as diluent and diluent own production.

27

Table 2 – Consolidated Income Statement

A	B	C
COP$ Billion	1Q 2016*	1Q 2015*
Revenue
Local Sales	6,032	5,827
Export Sales	4,453	6,474
Total Revenue	10,485	12,301
Cost of Sales
Variable Costs
Imported products	2,220	2,765
Purchase of Hydrocarbons	1,262	1,561
Depreciation, Amortization and Depletion	1,189	1,180
Hydrocarbon Transportation Services	234	320
Inventories and other	590	611
Fixed Costs
Depreciation	453	362
Contracted Services	585	660
Maintenance	308	401
Labor Costs	282	376
Other	323	319
Total Cost of Sales	7,446	8,555
Gross Income	3,039	3,746
Operating Expenses	-	-
Operating Expenses	1,356	1,305
Exploration and Projects	84	84
Operating Income/Loss	1,599	2,357
Financial results, net **	(136)	(1,530)
Share of profit of associates	(27)	1
Income before income tax	1,436	828
Income Tax	(825)	(472)
Net Income Consolidated	611	356
Non-controlling interests	(248)	(196)
Net income attributable to Owners of Ecopetrol	363	160

Other comprehensive income attributable to Owners of Ecopetrol	(416)	1,097
Total Comprehensive income attributable to Owners of Ecopetrol	(53)	1,257

EBITDA	4,137	4,782
EBITDA MARGIN	39.5%	38.9%

Notes

* The quarterly figures in this report are not audited.

** Includes exchange difference.

28

Table 3 – Consolidated Balance Sheet

A	B	C
COP$ Billion	March 31, 2016	December 31, 2015

Assets
Current Assets
Cash and cash equivalents	7,636	6,551
Trade and other receivables	3,100	3,427
Inventories	2,861	3,058
Current tax assets	4,334	4,502
Financial assets held for sale	1,038	914
Other assets	1,215	1,419

Non-current assets held for sale	272	242

Total Current Assets	20,456	20,113

Non Current Assets
Investments in associates and joint ventures	1,865	1,932
Trade and other receivables	627	585
Property, plant and equipment	63,290	65,031
Natural and environmental resources	23,969	24,044
Intangibles	389	388
Deferred tax assets	8,282	7,962
Other non-current assets	2,870	2,941
Total Non Current Assets	101,292	102,883

Total Assets	121,748	122,996

Liabilities
Current Liabilities
Loans and borrowings	5,101	4,574
Trade and other payables	5,090	7,757
Labor and pension plan obligations	1,276	1,392
Current tax liabilities	3,775	2,804
Accrued liabilities and provisions	655	653
Derivates	7	101
Other liabilities	352	144

Liabilities related to Non-current assets held for sale	17	18

Total Current Liabilities	16,273	17,443

Long Term Liabilities
Loans and borrowings	48,039	48,650
Trade and other payables	2	-
Labor and pension plan obligations	2,667	2,460
Deferred tax liabilities	3,822	3,303
Accrued liabilities and provisions	5,506	5,424
Other long-term liabilities	432	484
Total non-current liabilities	60,468	60,321

Total liabilities	76,741	77,764

Equity
Equity attributable to owners of the Company	43,282	43,357
Non-controlling interests	1,725	1,875
Total Equity	45,007	45,232

Total Liabilities and Shareholders' Equity	121,748	122,996

29

Table 4 – Comprehensive income – Ecopetrol Consolidated

A	B	C
COP$ Billion	1Q 2016	1Q 2015
Net income (loss) consolidated	611	356
Components of other comprehensive income, net of taxes
Accumulated foreign currency translation	(1,003)	1,148
Net fair value gain (Loss) on available-for-sale financial assets	125	(118)
Cash flow hedges for future exports	511	-
Cash flow hedges - derivative financial instruments	45	-
Remeasurement of defined benefit obligation	(125)	86
Others	(5)	-
Total other comprehensive income	(452)	1,116
Total Comprehensive income	159	1,472
Attributable to:
Shareholders	(53)	1,257
Non-controlling interests	212	215
	159	1,472

30

Table 5 – Consolidated Cash Flow Statement

A	B	C
COP$ Billion	1Q 2016	1Q 2015

Cash flow provided by operating activities:
Net income (loss) Equity holders of Ecopetrol	363	160
Adjustments to reconcile net income to cash provided by operating activities:
Non-controlling interests	248	196
Income tax	825	472
Depreciation, depletion and amortization	1,713	1,587
Foreign exchange (gain) loss	(625)	1,175
Finance costs recognised in profit or loss	813	426
Gain on disponsal of non-current assets	23	-
Impairment of assets	92	42
Fair value gain on financial assets valuation	26	61
Share or profit os associates and joint ventures	27	(1)
Gain on sale of equity instruments measured at fair value	1	-
Realized foreign exchange cash flow hedges	134	-
Net changes in operating assets and liabilities	85	(818)
Cash provided by operating activities	3,725	3,300

Cash flows from investing activities:
Investment in natural and environmental resources	(843)	(2,089)
Payments for intangibles	(569)	(891)
Proceeds from sales of equity instruments measured at fair value	(10)	(7)
(Purchases) sales of other financial assets	(47)	(1,472)
Interest received	69	74
Dividends received	-	-
Proceeds from sales of property, plant and equipment	85	15
Net cash used in investing activities	(1,315)	(4,370)

Cash flows from financing activities:
Proceeds (repayment of) from borrowings	788	4,495
Interest paid	(596)	(403)
Capitalizations	-	-
Dividends paid	(1,058)	(182)
Net cash used in financing activities	(866)	3,910

Exchange difference in cash and cash equivalents	(458)	483

Net increase in cash and cash equivalents	1,086	3,323
Cash and cash equivalents at the beginning of the year	6,550	7,618
Cash and cash equivalents at the end of the year	7,636	10,941

31

Table 6 – Reconciliation of EBITDA, Ecopetrol Consolidated

A	B	C	D
COP$ Billions	1 Q 2016	1 Q 2015 *	4 Q 2015
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	363	160	(6,308)
+ Depreciation, depletion and amortization	1,713	1,587	1,849
+/- Impairment of non-current assets	56	6	8,267
+/- Finance results, net	136	1,530	965
+ Income tax	825	472	(2,221)
+ Other taxes	796	831	244
(+) Non-controlling interest	248	196	288
CONSOLIDATED EBITDA	4,137	4,782	3,084

* Ebitda calculated base on the new methodology adopted by the Company in September, 2015.

32

Table 7 – Sensitization of net income 1Q 2015

The following table shows what the net income attributable to the owners of Ecopetrol for the first quarter of 2015 would be if including head accounting since January first. The head accounting policy was approved and recorded during the third quarter of 2015.

A	B
COP$ Billion	1Q 2015
Net income reported	160

Impact on:
(-) Financial results (a)	984
(-) Revenue (b)	(12)
(-) Deferred Income tax ( c)	(395)
Total impacts	577

Net income under Local IFRS restated	737

(a) The effect of the hedge accounting over the portion of debt used as hedging instrument (US$5,440 million) reclassified to the account Other Comprehensive Income of Shareholder Equity in 2Q and 3Q 2015.

(b) Recognition in the period’s result of the exchange differences of debt and revenues once crude export earnings are realized.

(c) The impact on deferred income tax is the result of the recognition of temporary differences in the exchange difference treatment in terms of accounting and taxation.

33

VI.	Exhibits of Subsidiary Results and Shareholder Interest

Exploration and Production

1.	Hocol

Table 8 – Income Statement

A	B	C
COP$ Billion	1 Q 2016	1 Q 2015*
Local Sales	103	74
Export Sales	152	207
Total Sales	255	281
Variable Costs	194	147
Fixed Costs	67	84
Cost of Sales	261	231
Gross Profits	(6)	50
Operating Expenses	29	51
Operating Income/Loss	(35)	(1)
Financial Income/Loss	6	(6)
Share of profit of investments	17	13
Profit/(Loss) before taxes	(12)	6
Provision for Income Tax	(11)	(37)
Net Income	(23)	(31)

EBITDA	47	120
EBITDA Margin	18.4%	42.7%

* For comparative purposes in the financial statement is included the calculating of the Equity Method whose implementation took effect from December 2015 with the decree of Dic.23 2496 / 2015.

Table 9 – Balance Sheet

A	B	C
(COP$ Billion)	March 31, 2016	December 31, 2015
Current Assets	1,145	1,371
Non Current Assets	2,176	2,246
Total Assets	3,321	3,617
Current Liabilities	718	931
Long Term Liabilities	180	174
Total Liabilities	898	1,105
Equity	2,423	2,512
Total Liabilities and Shareholders' Equity	3,321	3,617

34

2.	Savia Peru

Table 10 – Income Statement

A	B	C
US$ Billion	1Q 2016*	1Q 2015*
Local Sales	14.7	26.9
Export Sales	-	-
Sale of services	-	-
Total Sales	14.7	26.9
Variable Costs	11.7	18.2
Fixed Costs	10.5	13.2
Cost of Sales	22.2	31.4
Gross Profits	(7.5)	(4.5)
Operating Expenses	(6.2)	(9.5)
Operating Income/Loss	(13.7)	(14.0)
Financial Income/Loss	(0.8)	(0.3)
Profit/(Loss) before taxes	(14.5)	(14.3)
Provision for Income Tax	2.7	0.9
Net Income	(11.8)	(13.4)

EBITDA	(1.4)	3.7
EBITDA Margin	-9.5%	14.1%

* The figures cover the period between January 01 and February 28 for each of the years

Table 11 – Balance Sheet

A	B	C
US$ million	Febrary 29, 2016	December 31, 2015
Current Assets	102.4	98.6
Non Current Assets	649.2	663.6
Total Assets	751.6	762.2
Current Liabilities	156.6	151.6
Long Term Liabilities	126.4	130.2
Total Liabilities	283.0	281.8
Equity	468.6	480.4
Total Liabilities and Shareholders' Equity	751.6	762.2

35

3.	Equion

Table 12 – Income Statement*

A	B	C
COP$ Billion	1Q 2016	1Q 2015
Local Sales	85	74
Export Sales	181	168
Sale of services	-	-
Total Sales	266	242
Variable Costs	236	154
Fixed Costs	36	33
Cost of Sales	272	187
Gross Profits	(6)	55
Operating Expenses	(21)	(37)
Operating Income/Loss	(27)	18
Financial Income/Loss	20	19
Profit/(Loss) before taxes	(7)	37
Provision for Income Tax	(17)	(16)
Net Income	(24)	21

EBITDA	193	177
EBITDA Margin	73%	73%

* Includes adjustment and reclassifications for the approval of accounting policies Business Group .

Table 13 – Balance Sheet

A	B	C
(COP$ Billion)	March 31, 2016	December 31, 2015
Current Assets	959	854
Non Current Assets	2,051	2,261
Total Assets	3,010	3,115
Current Liabilities	535	549
Long Term Liabilities	110	110
Total Liabilities	645	659
Equity	2,365	2,456
Total Liabilities and Shareholders' Equity	3,010	3,115

36

Refining and Petrochemical

1.	Essentia (Propilco)

Table 14 – Sales Volumes

A	B	C
Sales volumes (tons)	1 Q 2016	1 Q 2015
Polypropylene	118,856	101,014
Masterbatch	4,427	3,378
Polyethylene	6,026	7,844
Total	129,310	112,236

Table 15 – Income Statement

A	B	C
COP$ Billion	1 Q 2016	1 Q 2015*
Local Sales	195	166
Export Sales	319	261
Total Sales	514	427
Variable Costs	357	369
Fixed Costs	26	24
Cost of Sales	383	393
Gross Profits	131	34
Operating Expenses	43	39
Operating Income/Loss	88	(5)
Financial Income/Loss	(1)	22
Share of profit of investments	19	14
Profit/(Loss) before taxes	106	31
Provision for Income Tax	(33)	7
Net Income	73	38

EBITDA	101	8
EBITDA Margin	19.6%	1.9%

* For comparative purposes in the financial statement is included the calculating of the Equity Method whose implementation took effect from December 2015 with the decree of Dic.23 2496 / 2015.

Table 16 – Balance Sheet

A	B	C
(COP$ Billion)	March 31, 2016	December 31, 2015
Current Assets	895	794
Non Current Assets	1,002	1,009
Total Assets	1,897	1,803
Current Liabilities	456	386
Long Term Liabilities	95	94
Total Liabilities	551	480
Equity	1,346	1,323
Total Liabilities and Shareholders' Equity	1,897	1,803

37

2.	Reficar

Table 17 – Sales Volume

A	B	C
Local Sales Volume (mboed)	1Q 2016	1Q 2015
Total Local Sales	47.3	38.4
Total Export Sales	66.3	0.0
Total Sales Volume	113.6	38.4

Table 18 – Income Statement

A	B	C
COP$ Billion	1 Q 2016	1 Q 2015
Local Sales	666	628
Export Sales	574	-
Total Sales	1,240	628
Variable Costs	1,190	567
Fixed Costs	133	47
Cost of Sales	1,323	614
Gross Profits	(83)	14
Operating Expenses	289	197
Operating Income/Loss	(372)	(183)
Financial Income/Loss	(112)	(1)
Share of profit of investments	-	-
Profit/(Loss) before taxes	(484)	(184)
Provision for Income Tax	18	26
Net Income	(466)	(158)

EBITDA	(175)	(71)
EBITDA Margin	-14.1%	-11.3%

Table 19 – Balance Sheet

A	B	C
(COP$ Billion)	March 31, 2016	December 31, 2015
Current Assets	1,520	1,284
Non Current Assets	25,351	25,398
Total Assets	26,871	26,682
Current Liabilities	2,179	1,940
Long Term Liabilities	15,727	15,562
Total Liabilities	17,906	17,502
Equity	8,965	9,180
Total Liabilities and Shareholders' Equity	26,871	26,682

38

Transportation

1.	Cenit

Table 20 – Income Statement

A	B	C
COP$ Billion	1 Q 2016	1 Q 2015*
Local Sales	1,097	902
Export Sales	-	-
Total Sales	1,097	902
Variable Costs	26	92
Fixed Costs	350	354
Cost of Sales	376	446
Gross Profits	721	456
Operating Expenses	142	121
Operating Income/Loss	579	335
Financial Income/Loss	(36)	162
Share of profit of investments	532	442
Profit/(Loss) before taxes	1,075	939
Provision for Income Tax	(202)	(203)
Net Income	873	736

EBITDA	789	533
EBITDA Margin	71.9%	59.1%

* For comparative purposes in the financial statement is included the calculating of the Equity Method whose implementation took effect from December 2015 with the decree of Dic.23 2496 / 2015.

Table 21 – Balance Sheet

A	B	C
(COP$ Billion)	March 31, 2016	December 31, 2015
Current Assets	2,267	1,391
Non Current Assets	12,189	12,525
Total Assets	14,456	13,916
Current Liabilities	2,160	1,516
Long Term Liabilities	833	814
Total Liabilities	2,993	2,330
Equity	11,463	11,586
Total Liabilities and Shareholders' Equity	14,456	13,916

39

Biofuels

1.	Ecodiesel

Table 22 – Sales Volume

A	B	C
Local Sales Volume (mboed)	1Q 2016	1Q 2015
Fuel Oil	2.3	2.3
Industrial and Petrochemical	0.2	0.2
Total Local Sales	2.5	2.5

Table 23 – Income Statement

A	B	C
COP$ Billion	1Q 2016*	1Q 2015*
Local Sales	67.48	58.08
Total Sales	67.48	58.08
Variable Costs	57.30	50.67
Cost of Sales	57.30	50.67
Gross Profits	10.18	7.41
Operating Expenses	2.67	1.88
Operating Income/Loss	7.51	5.53
Financial Income/Loss	(0.26)	(0.48)
Profit/(Loss) before taxes	7.25	5.05
Provision for Income Tax	(1.10)	(1.08)
Net Income	6.15	3.97
	-	-
EBITDA	8.54	6.57
EBITDA Margin	12.7%	11.3%

* The figures cover the period between January 01 and February 28 for each of the years

Table 24 – Balance Sheet

A	B	C
Consolidated Balance Sheet
(COP$ Billion)	Febrary 29, 2016	December 31, 2015
Current Assets	73.01	73.25
Non Current Assets	67.82	68.66
Total Assets	140.83	141.91
Current Liabilities	48.34	57.09
Long Term Liabilities	11.95	10.50
Total Liabilities	60.29	67.59
Equity	80.54	74.32
Total Liabilities and Shareholders' Equity	140.83	141.91

40

VII.	Corporate Group´s Financial Indebtedness

Table 25 – Long Term Indebtedness by Entity*

Company	Denominated in U.S. Dollars	Denominated in Colombian Pesos **	Total
Ecopetrol	11.101	1.533	12.634
Reficar	3.065	0	3.065
Bicentario	0	555	555
ODL	0	324	324	***
Bioenergy	0	160	160
Ocensa	500	0	500
Propilco	3	0	3
Total	14.670	2.571	17.241

*Nominal value of debt as of March 31, 2016, excluding accrued interests.

**Figures expressed in thousands of U.S. dollars converted using the Representative Market Exchange Rate as of March 31, 2016.

*** Includes an operating leasing, for which the nominal value is calculated using a theoretical amortizations and interest model.

41

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ María Fernanda Suárez
	Name:	María Fernanda Suárez
	Title:	Chief Financial Officer

Date: May 4, 2016